KPMG
1600 Market Street
Philadelphia, PA  19103-7212

                         Independent Accountants' Report

The Board of Directors
GE Capital Mortgage Services, Inc.:

We have examined management's assertion about GE Capital Mortgage Services, Inc.'s (the Company's) compliance with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) for master serviced loans (including those serviced by the Company pursuant to various pooling and servicing agreements relating to the Company's publicly rated mortgage-backed securities program), insofar as the assertion relates to minimum servicing standards I.1., I.2., I.3., III.1., III.5., IV.1., and VII.1., as of and for the year ended December 31, 1999, included in the accompanying management assertion. Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion, insofar as it relates to the above mentioned minimum servicing standards, about the Company's compliance based on our examination. In as much as the Company does not service the loans underlying the master servicing directly, we did not examine the Company's compliance with minimum servicing standards I.4., II.1., II.2., II.3., II.4., III.2., III.3., III.4., III.6., V.1., V.2., V.3., V.4. and
VI.1., of the USAP. With respect to those loans not serviced, our procedures consisted of obtaining and reading the most recently available reports from the primary servicers' independent auditors. Our opinion as expressed herein, insofar as it relates to such minimum standards performed by such primary servicers, is based solely upon the reports of the respective independent auditors.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the minimum servicing standards specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards specified above.

In our opinion, except for the material non-compliance with various minimum servicing standards noted in our reading of other independent auditors' reports as discussed above, management's assertion that the Company complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 1999, is fairly stated, in all material respects.

As discussed in management's assertion, the following material non-compliance occurred at the master servicer's primary servicers during the year ended December 31, 1999. Several reports obtained from the primary servicers' independent auditors contained exceptions, which in their opinion, the USAP required them to report. These exceptions are listed on the attached Schedule of Findings.

This condition was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 1999 consolidated financial statements, and this report does not affect our report dated January 21, 2000 on those consolidated financial statements.

/s/ KPMG LLP

January 28, 2000

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                 Schedule of Findings - Primary Servicers' USAP

We obtained 122 USAP reports from the primary servicers' independent auditors based on their independent review of the primary servicers' mortgage servicing operations in accordance with the Uniform Single Attestation Program (USAP) for Mortgage Bankers. The following summarizes the findings on the reports that disclose exceptions:

Instances of exceptions with respect to: o Custodial Bank Accounts - ten primary servicers o Disbursements - one primary servicer o Investor Accounting - one primary servicer o Mortgagor Loan Accounting - two primary servicers o Insurance Policies - one primary servicer

Where the Company is the primary servicer, a separate report was issued on the review of the Company's mortgage servicing operations in accordance with the USAP for Mortgage Bankers, which report is dated January 28, 2000.

                                   GE Capital Mortgage Services, Inc.
                                   A unit of GE Capital Mortgage Corporation
                                   Three Executive Campus, PO Box 5260
                                   Cherry Hill, NJ  08034-0455
                                   856 661-6100, 800 257-7818

As of and for the year ended December 31, 1999, GE Capital Mortgage Services, Inc. (the Company) has complied in all material respects with the minimum servicing standards for master servicers set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers
(USAP). With respect to minimum servicing standards I.4, II.1, II.2, II.3, II.4, III.2, III.3, III.4, III.6, V.1, V.2, V.3, V.4 and VI.1 of the USAP, the Company relies on the performance of its primary servicers. The Company had in effect a fidelity bond and errors and omissions policy in the amount of $120 million and $20 million, respectively.

With respect to the Schedule of Findings related to the primary servicers' USAP's, where the Company acts as master servicer, the Company responds in the following manner:

1. Custodial Bank Accounts: Of the ten primary servicers with bank account reconciliation findings, all have taken the necessary corrective action and therefore should avoid future findings. Each of the primary servicers provided written verification that the bank accounts involved did not include accounts maintained for the Company.

2. Disbursements: The one primary servicer with an escrow disbursement finding has taken the necessary corrective action and therefore should avoid future findings. Such primary servicer provided written verification that the finding did not involve loans serviced for the Company.

3. Investor Accounting: The one primary servicer with an investor accounting finding has taken the necessary corrective action and therefore should avoid future findings. Such primary servicer has provided written verification that the finding did not involve loans serviced for the Company.

4. Mortgage Loan Accounting: Of the two primary servicers with mortgage accounting related findings, both have taken the necessary corrective action and therefore should avoid future findings. Each of the primary servicer has provided written verification that the findings did not involve any loans serviced for the Company.

5. Insurance Policies: The one primary servicer with a mortgage impairment policy finding has taken the necessary corrective action and therefore should avoid future findings. Such primary servicer provided written verification that the finding did not involve loans serviced for the Company.

The Company follows the following procedures in connection with the primary servicers who had exceptions reported in their USAP's:

1. Investigate the USAP findings and obtain written verification that the loans serviced for the Company are not affected by the findings. In the event it is determined that such loans are so affected, the Company would pursue ways to put corrective action plans and procedures in place.

2. Perform annual due diligence reviews to validate such primary servicers continued compliance with the servicing requirements stated in the Company's Seller's/Servicer's Guide.

3. Perform monthly primary servicer reviews of compliance with reporting and remittance requirements.

4. In the event of continued non-compliance with corrective action plans and procedures, seek termination of servicing rights, with cause.

/s/ Greg Gibson
--------------------------------
Greg Gibson
Senior Vice President, Servicing
GE Capital Mortgage Services, Inc.